Exhibit 99.3

Notice and Access Notice to Shareholders

Annual and Special Meeting of Shareholders to be held on April 26, 2017

You are receiving this notice as Goldcorp Inc. (the “Company”) is using notice and access to deliver meeting materials to its shareholders in respect of its annual and special meeting of shareholders to be held on April 26, 2017 (the “Meeting”). Instead of receiving paper copies of the Company’s management information circular (the “Circular”), and, if requested, the annual financial statements and MD&A for the year ended December 31, 2016 (collectively, the “Meeting Materials”), shareholders are receiving this notice. You will also receive a proxy or voting instruction form, as applicable, enabling you to vote at the Meeting.

Meeting Date and Location

When:	Thursday, April 26, 2017 3:00 p.m. (Vancouver time)	Where:	Cassels Brock & Blackwell LLP Suite 2200 HSBC Building 885 West Georgia Street Vancouver, British Columbia V6C 3E8

Shareholders will be asked to consider and vote on the following matters:

•

Financial Statements: To receive and consider the audited annual consolidated financial statements of the Company for the year ended December 31, 2016 and the reports of the auditor thereon. See the section entitled “Business of Meeting –Financial Statements” in the Circular.

•	Election of Directors: To elect directors of the Company for the ensuing year. See the section entitled “Business of Meeting – Election of Directors” in the Circular.

•

Appointment of Auditors: To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration. See the section entitled “Business of Meeting – Appointment of Auditors” in the Circular.

•

Say on Pay: To consider and, if deemed appropriate, to pass, with or without variation, a non-binding advisory resolution accepting the Company’s approach to executive compensation. See the section entitled “Business of Meeting – Advisory Vote on Executive Compensation” in the Circular.

•	Other Business: To transact such other business as may properly come before the Meeting or any adjournment thereof. See the section entitled “Business of Meeting – Other Business” in the Circular.

SHAREHOLDERS ARE REMINDED TO REVIEW THE MEETING MATERIALS PRIOR TO VOTING.

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Websites Where Meeting Materials Are Posted

The applicable Meeting Materials can be viewed online under the Company’s profile at www.sedar.com (Canada) or at www.sec.gov (United States), or at the Company’s website at www.goldcorp.com. The Interim Request Card is included in the proxy and voting instruction form. The E-delivery Encouragement Option is included in the proxy and voting instruction form.

How To Obtain Paper Copies of the Meeting Materials

Requests for paper copies must be received by 3 p.m. (Vancouver time) on April 17, 2017 in order to receive the applicable Meeting Materials in advance of the proxy deposit date and Meeting. Shareholders who wish to receive paper copies of the applicable Meeting Materials may request copies from Kingsdale Advisors by calling toll free in North America at 1-800-775-4067, outside North America at 416-867-2272 or by email at contactus@kingsdaleadvisors.com. Meeting Materials will be sent to such shareholders within three business days of their request if such requests are made before the Meeting.

Those shareholders with existing instructions to receive a paper copy of the Meeting Materials will receive such paper copies with this notice. Shareholders may revoke their existing instructions by contacting the service provider who services their account. Shareholders may request paper copies of the applicable Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Circular was filed on SEDAR by email at info@goldcorp.com or directors@goldcorp.com.

Voting

Registered Holders are asked to return their proxies using the following methods by the proxy deposit date noted on your proxy:

VIRTUAL:

At the time of the Meeting, eligible registered shareholders and participants in Goldcorp’s employee share purchase plan may log in at https://web.lumiagm.com/128226603, click on “I have a log in” and enter the 13-digit control number found on the proxy accompanying this notice. The generic password to be entered is “goldcorp”. If you are a beneficial shareholder (you hold your shares with a bank, trust company, stock broker, trustee or some other institution) you will be required to follow the procedures set forth below under “Beneficial Holders”.

INTERNET:	Go to www.cstvotemyproxy.com and follow the instructions. You will need the 13-digit control number located on the proxy.

FACSIMILE:	Fax to CST Trust Company at 1-866-781-3111 (Canada or US) or 1-416-368-2502 (outside North America).

MAIL:	Complete the form of proxy or any other proper form of proxy, sign it and mail it to CST Trust Company at:

CST Trust Company Proxy Dept., P.O. Box 721 Agincourt, Ontario M1S 0A1

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Beneficial Holders should carefully follow the instructions of their nominee, including those regarding when and where the completed voting instruction form is to be delivered. Note that if you are a beneficial shareholder, your nominee will need your voting instructions sufficiently in advance of the proxy deposit deadline to enable your nominee to act on your instructions prior to the deadline:

INTERNET:	Go to www.proxyvote.com and follow the instructions.

TELEPHONE:	You may enter your voting instructions by telephone at: 1-800-474-7493 (English) or 1-800-474-7501 (French).

FACSIMILE:	Fax to 1-905-507-7793

MAIL:	Complete the voting instruction form, sign it and mail it to the following address:

Data Processing Centre P.O. Box 2800, STN LCD Malton Mississauga, Ontario L5T 2T7

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Any questions and requests for assistance may be directed to the

Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleadvisors.com

North American Toll Free Phone:

1-800-775-4067

Email: contactus@kingsdaleadvisors.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

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